UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No._1_)*


                                 Sohu.com, Inc
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                                (Name of Issuer)

                  Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   83408W103
                        ------------------------------
                                 (CUSIP Number)

                                 April 15, 2003
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X ] Rule 13d-1(c)

[  ] Rule 13d-1(d)



CUSIP NO. 83408W103
          ---------
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 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      BT Pension Scheme
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X ]
      (b) [  ]
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 3    SEC USE ONLY
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 4    CITIZENSHIP OR PLACE OF ORGANIZATION  England
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              5    SOLE VOTING POWER
NUMBER OF     -----------------------------------------------------------------
SHARES
BENEFICIALLY  6    SHARED VOTING POWER  1,962,030
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     7    SOLE DISPOSITIVE POWER
PERSON WITH   -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER  1,962,030
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,962,030
-------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)[   ]
-------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  5.63%
-------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
      EP
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 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Hermes Investment Management Limited
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X ]
      (b) [  ]
-------------------------------------------------------------------------------
 3    SEC USE ONLY
-------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION  England
-------------------------------------------------------------------------------
              5    SOLE VOTING POWER
NUMBER OF     -----------------------------------------------------------------
SHARES
BENEFICIALLY  6    SHARED VOTING POWER  1,962,030
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     7    SOLE DISPOSITIVE POWER
PERSON WITH   -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER  1,962,030
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,962,030
-------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)[   ]
-------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  5.63%
-------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
      IA
-------------------------------------------------------------------------------

 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Royal Mail Pension Plan
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X ]
      (b) [  ]
-------------------------------------------------------------------------------
 3    SEC USE ONLY
-------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION  England
-------------------------------------------------------------------------------
              5    SOLE VOTING POWER
NUMBER OF     -----------------------------------------------------------------
SHARES
BENEFICIALLY  6    SHARED VOTING POWER  1,962,030
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     7    SOLE DISPOSITIVE POWER
PERSON WITH   -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER  1,962,030
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,962,030
-------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)[   ]
-------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  5.63%
-------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
      EP
-------------------------------------------------------------------------------


Item 1

    (a)  Name of Issuer

         Sohu.com, Inc

    (b)  Address of Issuer's Principal Executive Offices

         7 Jiangguomen Nei Avenue Suite 1519, Tower 2
         Beijing China 100005

Item 2

    (a)  Name of Person Filing

         This Schedule 13G is being filed on behalf of (i) BT Pension Scheme, a pension plan organized under English law ("BT Pension"),
         (ii) Royal Mail Pension Plan, a pension plan organized under English law ("Royal Pension") and (iii) Hermes Investment Management, Ltd., an investment company organized under English law ("Hermes Investment," together with BT Pension and Royal Pension, collectively, the "Reporting Persons").

    (b)  Address of Principal Business Office or, if none, Residence

         The principal business office of each of the Reporting Persons is Lloyds Chambers, 1 Portsoken Street, London, E1 8HZ.

    (c)  Citizenship

         United Kingdom

    (d)  Title of Class of Securities

         Common Stock, par value $0.001 per share, of the Company (the "Common Stock").

    (e)  CUSIP Number

         83408W103

Item 3. If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

    (a)  [  ]  Broker or dealer registered under section 15 of the Act

    (b)  [  ] Bank as defined in section 3(a)(6) of the Act

    (c)  [  ] Insurance company as defined in section 3(a)(19) of the Act

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

    (e)  [  ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

    (j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned:

         BT Pension owns 1,363,966 shares of Common Stock, representing 3.91% of the Issuer's issued and outstanding shares (based on 34,878,000 shares outstanding on 25/4/03). Royal Pension owns 598,064 shares of Common Stock, representing 2.53% of the Issuer's issued and outstanding shares (based on 34,878,000 shares outstanding on 25/4/03). Hermes Investment has the power to sell or vote on behalf of BT Pension and Royal Pension all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a), Hermes Investment may be deemed to be the beneficial owner of such shares, which represents 1,962,030 shares of SCHEDULE 13G CUSIP NO.
         83408W103 6 of Sohu.com Common Stock, representing 5.63% of the Issuer's issued and outstanding shares (based on 34,878,000 shares outstanding on 25/4/03).

    (b)  Percent of class:   5.63 %

    (c)  Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote

         (ii)  Shared power to vote or to direct the vote 1,962,030

         (iii) Sole power to dispose or to direct the disposition of

         (iv)  Shared power to dispose or to direct the disposition of
               1,962,030

         BT Pension and Royal Pension share beneficial ownership of the securities identified in subsection (a) above with Hermes Investment, which has voting and dispositive power over all such shares.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group. See Exhibit 1 and 2

Item 9.  Notice of Dissolution of a Group

Item 10. Certification

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    June 11, 2003
                                         ----------------------------------
                                                       Date

                                             /s/    Adrian White
                                         ----------------------------------
                                                     Signature


                                                      Director
                                         ----------------------------------
                                                     Name/Title

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Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to their shares of Common Stock, par value $0.001 per share, of Sohu.com, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 26, 2003.

					BT PENSION SCHEME

					By: Hermes Investment Management, Ltd.

					By: Anthony Watson, Manager

                                        ROYAL MAIL PENSION PLAN

                                        By: Hermes Investment Management, Ltd.

					By: Anthony Watson, Manager


                                        HERMES INVESTMENT MANAGEMENT, LTD.

                                        By: Anthony Watson, Manager


Exhibit 2

The members of the Group are BT Pension Scheme, Royal Mail Pension Plan and Hermes Investment Management, Ltd.


SCHEDULE 13G
CUSIP NO. 83408W103